Exhibit 99.2

A.          Operating Results

You should read the following management’s discussion and analysis of our financial condition and operating results in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this report. The following table sets forth, for the periods indicated, the relationship (in percentages) of items from our Consolidated Statement of Operations Data to our total sales:

Year Ended December 31,
	2019	2020	2021
Sales	100%	100%	100%
Cost of sales	65.7	68.6	65.4
Gross profit	34.3	31.4	34.6
Research and development expenses	14.3	16.1	15.6
Sales and marketing expenses	6.3	5.8	5.1
General and administrative expenses	4.0	3.8	3.5
Operating Income	9.7	5.8	10.2
Financial income, net	1.6	1.0	(0.1)
Income before income taxes	11.3	6.8	10.0
Income tax expenses	1.5	1.5	1.8
Net Income	9.7	5.3	8.3

Sales in 2021 increased by 19.6% to $128,460 thousand compared to $107,398 thousand in 2020, reflecting the combined impact of two opposite vectors: the significant increased demand for our products on one hand, and the growing global component shortages crisis on the other hand. The increase in demand and sales was mainly attributed to the continuous success of our Smart Edge products, especially in the SD-WAN market, and to our initial penetration to the 5G/O-RAN market. Both, SD-WAN and O-RAN, are part of the significant Disaggregation and Decoupling industry trends.

Sales in 2020 were US$ 107,398 thousand compared to US$ 105,240 thousand in 2019, reflecting the significant challenges presented in 2020 by Covid-19 and the continuous impact of the main market trends on our business - the move to the Cloud and Disaggregation & Decoupling.

Gross profit in 2021 was US$ 44,388 thousand compared to US$ 33,766 thousand in 2020. Gross profit as a percentage of sales in 2021 was 34.6%, compared to 31.4% in 2020. The higher gross profit percentage in 2021 compared to 2020 was mainly attributed to: (i) a one-time US$ 1.7 million impairment of intangible assets in 2020, (ii) changes to the mix of products that we sold in 2021, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2021 increased to 4.1%, compared to 1.5% in 2020.

Gross profit in 2020 was US$ 33,766 thousand compared to US$ 36,094 thousand in 2019. Gross profit as a percentage of sales in 2020 was 31.4%, compared to 34.3% in 2019. The lower gross profit percentage in 2020 compared to 2019 was mainly attributed to: (i) a one-time US$ 1.7 million impairment of intangible assets, (ii) changes to the mix of products that we sold in 2020, on which our gross profit is largely dependent. Gross profit was also affected by, among other factors, write-downs of inventory made with respect to any slow moving or obsolete inventory we can no longer use; the inventory write-downs as a percentage of sales in 2020 decreased to 1.5%, compared to 2.0% in 2019.

Research and development expenses in 2021 increased by 16.5% to US$ 20,091 thousand compared to US$ 17,244 thousand in 2020. This increase was mainly attributed to an increase in our research and development employees' and subcontractors' related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 4,540 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of  US$ 3,562 thousand in 2021, compared to US$ 822 thousand in 2020, (ii) an increase in the share-based compensation which amounted to approximately US$ 1,011 thousand in 2021, compared to US$ 959 thousand in 2020, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 995 thousand.

Research and development expenses in 2020 increased by 14.4% to US$ 17,244 thousand compared to US$ 15,075 thousand in 2019. This increase was mainly attributed to an increase in our research and development employees’ related costs, required for our continued investment in new product development, enhancements to existing products and the development of new networking and connectivity technologies expanding our product offering to our target markets, which contributed approximately US$ 1,479 thousand to such increase, combined with the following factors: (i) capitalization of internal software development costs in the amount of US$ 822 thousand in 2020, compared to US$ 1,018 thousand in 2019, (ii) an increase in the share-based compensation which amounted to approximately US$ 959 thousand in 2020, compared to US$ 900 thousand in 2019, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our research and development expenses are incurred in New Israeli Shekels and Danish Krone), which amounted to approximately US$ 435 thousand.

Sales and marketing expenses in 2021 increased by 6.3% to US$ 6,599 thousand compared to US$ 6,209 thousand in 2020. This increase was mainly attributed to our continued investment in the promotion of our networking and data infrastructure solutions, expanding our customer base and product offering, which contributed approximately US$ 110 thousand, as well as to an increase in the share-based compensation which amounted to approximately US$ 697 thousand in 2021, compared to US$ 602 thousand in 2020, as well as to a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 185 thousand.

Sales and marketing expenses in 2020 decreased by 6.6% to US$ 6,209 thousand compared to US$ 6,647 thousand in 2019. This decrease was mainly attributed to a decrease in the travel expenses in 2020 compared to 2019 as a result of the Covid-19 pandemic, which contributed approximately US$ 642 thousand, offset by an increase in the share-based compensation which amounted to approximately US$ 602 thousand in 2020, compared to US$ 493 thousand in 2019, and by a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our sales and marketing expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 95 thousand.

General and administrative expenses in 2021 increased by 14.2% to US$ 4,641 thousand compared to US$ 4,065 thousand in 2020. This increase was mainly attributed to (i) an increase in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 313 thousand, (ii) to an increase in the share-based compensation, which amounted to approximately US$ 674 thousand in 2021, compared to US$ 615 thousand in 2020, as well as to (iii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 204 thousand.

General and administrative expenses in 2020 decreased slightly by 2.3% to US$ 4,065 thousand compared to US$ 4,159 thousand in 2019. This decrease was mainly attributed to a decrease in payroll related expenses attributed to general and administrative activity which amounted to approximately US$ 203 thousand, offset by a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone (since a significant portion of our general and administrative expenses are incurred in New Israeli Shekels and Danish Krone) which amounted to approximately US$ 109 thousand.

Financial expenses, net in 2021 amounted to US$ 152 thousand compared to US$ 1,034 thousand in 2020. The change is mainly attributed to the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 927 thousand in 2021 compared to US$ 1,953 thousand in 2020, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as in Danish Krone) of US$ 1,032 thousand in 2021 compared to net financial expenses of US$ 748 thousand in 2020.

Financial income, net in 2020 decreased by 37.2% to US$ 1,034 thousand compared to US$ 1,646 thousand in 2019. The decrease resulted mainly from the net effect of the following factors: (i) a decrease in income from investment in marketable securities and bank deposits, which was attributed to a decrease in funds available for investment, which amounted to US$ 1,953 thousand in 2020 compared to US$ 2,151 thousand in 2019, and (ii) a weakening of the US Dollar against the New Israeli Shekel and the Danish Krone, which created net financial expenses in US Dollars from exchange rate differences (a portion of our balance sheet assets and obligations are denominated in New Israeli Shekels as well as in Danish Krone) of US$ 748 thousand in 2020 compared to net financial expenses of US$ 357 thousand in 2019.

In 2021 we recorded current income tax expenses of US$ 2,473 thousand and deferred income tax expenses of US$ 48 thousand compared to current income tax expenses of US$ 1,766 thousand and deferred income tax benefit of US$ 61 thousand in 2020. The increase in our current income tax expenses was mainly attributed to an increase in our income and the resulting taxable income. The change in the deferred income tax expenses was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 141 thousand in 2021, compared to a deferred income tax benefit in the amount of US$ 262 thousand in 2020, (ii) deferred income tax expenses relating to intangible assets, which amounted to US$ 25 thousand in 2021, compared to a deferred income tax benefit in the amount of US$ 134 thousand in 2020, offset by (iii) a decrease in income tax expenses relating to tax loss carryforwards, which amounted to US$ 66 thousand in 2021, compared to deferred income tax expenses which amounted to US$130 thousand in 2020. (iv) a deferred income tax benefit relating to share-based compensation provided by us to our employees and directors, which amounted to US$ 62 thousand in 2021, compared to deferred income tax expenses in the amount of US$ 9 thousand in 2020. In addition, in 2021 we recorded an income tax benefit relating to prior years in the amount of US$ 157 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 148 thousand in 2020.

In 2020 we recorded current income tax expenses of US$ 1,766 thousand and deferred income tax benefit of US$ 61 thousand compared to current income tax expenses of US$ 2,343 thousand and deferred income tax benefit of US$ 699 thousand in 2019. The decrease in our current income tax expenses was mainly attributed to a decrease in our income and the resulting taxable income. The decrease in the deferred income tax benefit was mainly attributed to the following factors: (i) a deferred income tax benefit relating to research and development costs, which amounted to US$ 262 thousand in 2020 compared to deferred income tax benefit in the amount of US$ 755 thousand in 2019, and (ii) deferred income tax expenses in relation to acquired goodwill, which amounted to US$ 210 thousand in 2020 compared to US$ 72 thousand in 2019. In addition, in 2020 we recorded an income tax benefit relating to prior years in the amount of US$ 148 thousand, compared to an income tax benefit relating to prior years in the amount of US$ 21 thousand in 2019.

In 2021 we recorded net income of  US$ 10,541 thousand compared to net income of US$ 5,725 thousand in 2020, an increase of 84.1%. This increase was mainly attributed to the increase in our activity and sales.

In 2020 we recorded net income of US$ 5,725 thousand compared to net income of US$ 10,236 thousand in 2019, a decrease of 44.1%. The decrease was mainly attributed to our lower gross profit in 2020 compared to 2019, as mentioned above, combined with higher operating expenses we incurred in 2020 relative to operating expenses we incurred in 2019.

Impact of Inflation and Currency Fluctuations on Results of Operations, Liabilities and Assets

Since the majority of our revenues are denominated and paid in U.S. Dollars, we believe that inflation in Israel and in Denmark and fluctuations in the U.S. dollar exchange rates do not have any material effect on our revenue. Inflation in Israel or Denmark and the Israeli and Danish currency as well as U.S. dollar exchange rate fluctuations, may however, have an effect on our expenses and, as a result, on our net income/loss. The cost of our Israeli and Danish operations, as expressed in U.S. Dollars, is influenced by the extent to which any change in the rates of inflation in Israel or Denmark are not offset (or are offset on a lagging basis) by a change in valuation of the NIS or DKK in relation to the U.S. dollar.

We do not presently engage in any hedging or other transactions intended to manage the risks relating to foreign currency exchange rate or interest rate fluctuations. However, we may in the future undertake such transactions, if management determines that it is necessary to offset such risks.

B.        Liquidity and Capital Resources

As of December 31, 2021, we had working capital of US$ 98,806 thousand and our current ratio (current assets to current liabilities) was 2.96. Cash and cash equivalents as of December 31, 2021 increased by US$ 8,609 thousand to US$ 29,285 thousand, compared to US$ 20,676 thousand as of December 31, 2020. Short-term bank deposits as of December 31, 2021 decreased by US$ 5,000 thousand to US$ 0 thousand, compared to US$ 5,000 thousand as of December 31, 2020. Short-term marketable securities decreased by US$ 26,851 thousand to US$ 8,266 thousand, compared to US$ 35,117 thousand as of December 31, 2020, and long-term marketable securities increased by US$ 8,492 thousand to US$ 23,773 thousand, compared to US$ 15,281 thousand as of December 31, 2020. The net decrease of US$ 14,750 thousand in these four balance sheet items in 2021 was mainly attributed to the following factors: (i) purchase of treasury shares in the amount of approximately US$ 14,291 thousand, (ii) payments in relation to purchase of property, plant and equipment which amounted to US$ 2,586 thousand, and (iii) to investment in intangible assets which amounted to US$ 3,572 thousand, offset by (iv) consideration received from repayment of short-term bank deposits in the amount of US$ 5,000 thousand, and (v) net cash provided by operating activities in the amount of US$ 1,079 thousand.

Trade receivables increased to US$ 31,120 thousand as of December 31, 2021, compared to US$ 21,660 thousand as of December 31, 2020. This increase was mainly attributed to the increase in our sales. Other receivables decreased to US$ 4,693 thousand as of December 31, 2021, compared to US$ 6,126 thousand as of December 31, 2020.

Trade payables increased to US$ 29,918 thousand as of December 31, 2021, compared to US$ 14,610 thousand as of December 31, 2020. This increase was mainly attributed to the increase in our activity.  Other payables and accrued liabilities increased to US$ 18,582 thousand as of December 31, 2021, compared to US$ 12,953 thousand as of December 31, 2020. This increase was mainly attributed to an increase in our accrued expenses.

Inventories increased to US$ 75,753 thousand as of December 31, 2021, compared to US$ 47,650 thousand as of December 31, 2020. This increase was primarily the result of an increase in our inventory purchasing, in order to secure continuous production to support our customers' expectations of a swift delivery, making the readily available inventory pivotal to our business.

Cash provided by operating activities in 2021 amounted to US$ 1,079 thousand compared to cash provided by operating activities in the amount of US$ 4,956 thousand in 2020. This decrease was mainly attributed to an increase in our inventory offset by an increase in our trade accounts payable.

Capital expenditures on property and equipment for the year ended December 31, 2021 were US$ 2,475 thousand, compared to US$ 2,543 thousand as of December 31, 2020.

We have cash and cash equivalents that we believe are sufficient for our present requirements. Furthermore, our cash resources are sufficient to fund our operating needs for at least the next twelve months.